Ballard Power Systems

Ballard Power Systems Announces Annual General Meeting

For Immediate Release – April 16, 2008

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold its Annual General Meeting on Thursday, May 8, 2008, at 1:00pm PST at the Sheraton Wall Centre Hotel,
1088 Burrard Street, Vancouver, BC.

At the event, Mr. John Sheridan, Ballard Power Systems’ President and Chief Executive Officer, will give a presentation on the Company’s strategy, progress and goals. Ballard technology and products will also be on display.

This event will be audio webcast and will be accessible on Ballard’s web site at www.ballard.com. The webcast will be archived for replay for one month.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission hydrogen fuel cells. Ballard’s mission is to accelerate fuel cell market adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For further information please contact Lori Vetter at 604-454-0900.